Mail Stop 0407

February 17, 2005


Curtis S. Shaw, Esq.
Executive Vice President, General Counsel, and Secretary
CCO Holdings, LLC
12405 Powerscourt Drive
St. Louis, Missouri 63131

      	RE:  	CCO Holdings, LLC
				CCO Holdings Capital Corp.
				Registration Statement on Form S-4
				File No. 333-122728
				Filed February 11, 2005

Dear Mr. Shaw:

      We limited our review of your Form S-4 to matters concerning the age of the financial statements in your filing and the need under
Rule 3-12 of Regulation S-X to update such financial statements prior to effectiveness.

      As we have conducted only a limited review of your Form S-4, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

      You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that they have provided all information investors require for an informed decision. Since the companies and their management are in possession of all facts relating to the companies` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In the event the companies request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the companies may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Ted Yu at (202) 824-
5684,
or me, at (202) 942-1797.

Sincerely,




      Michele M. Anderson
Legal Branch Chief



cc:	Alvin G. Segel, Esq.
	Irell & Manella LLP
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CCO Holdings, LLC
CCO Holdings Capital Corp.
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